

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Meng Dong (James) Tan
Chief Executive Officer
8i Acquisition 2 Corp.
Eu Tong Sen Street
#08-13 Singapore 059817

> **Re: 8i Acquisition 2 Corp.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Submitted August 18, 2022**
> **CIK No. 0001847846**

Dear Mr. Tan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A submitted August 18, 2022

Background of the Business Combination, page 83

1.   We note your response to our prior comment 4 and reissue. We note that Mr. Tan proposed a purchase price of $550 million on January 20, 2022, but that the preliminary analyses separately conducted by EUDA and 8i resulted in an average valuation of $835.5 million and enterprise value for $603.5 million EUDA. Please provide more detail on how 8i arrived at a purchase price of $550 million in light of these valuations.

Revised financial projections as of May 30, 2022, page 90

2.   We note your revisions in response to our prior comment 6. Please specify which "technological innovations" you anticipate leveraging to provide your management with the data and analytics to reduce costs. Please also state, if true, that these technological innovations are still in development.

Information About EUDA, page 122

3.   We have reviewed your revisions in response to our prior comment 7. Please revise to clarify what kind of services your client service partners provide. We note, for example, that Clinic Management System is a health technology company. Please also disclose how you recruit and select these client service partners and any arrangements with them, including whether they are compensated. To the extent that you have entered into any material agreements with these client service partners, please disclose the terms of such agreement.

Medical Urgent Care, page 135

4.   We note your revisions in response to our prior comment 10 and reissue in part. Please disclose the quantities and anticipated sources of the data you will collect for your validation studies and a timeline of when you expect to commercialize your AI products. Please also balance your disclosure to clearly state that you cannot provide assurance that you will that your AI systems will perform as intended or become marketable products.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jane Tam, Esq.